                                                              FILE NO. 333-90901
                                                                  RULE 424(b)(3)
PROSPECTUS

                                5,124,146 SHARES

                               JABIL CIRCUIT, INC.

                                  COMMON STOCK

                               -------------------


         These shares of common stock are being sold by the selling stockholders listed beginning on page 11. Jabil will not receive any proceeds from the sale of these shares.

         Jabil's common stock is traded on the New York Stock Exchange under the symbol "JBL." The last reported sale price on December 14, 1999 was $66.50 per share.

         The common stock may be sold in transactions on the New York Stock Exchange at market prices then prevailing, in negotiated transactions, or otherwise. See "Plan of Distribution."

                               -------------------


                      THIS OFFERING INVOLVES MATERIAL RISKS
                     SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                               -------------------


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               -------------------






               The date of this prospectus is December 17, 1999.



================================================================================

                                TABLE OF CONTENTS



                                                                           PAGE
                                                                           ----

Questions and Answers About This Offering....................................1
About Jabil..................................................................1
Forward-Looking Statements...................................................3
Risk Factors.................................................................4
Selling Stockholders........................................................11
Plan Of Distribution........................................................13
Legal Matters...............................................................14
Experts.....................................................................14
Where You Can Find Additional Information...................................14
Incorporation of Certain Documents by Reference.............................15


                    QUESTIONS AND ANSWERS ABOUT THIS OFFERING

Q        WHAT IS THE PURPOSE OF THIS OFFERING?

A. The purpose of this offering is to register the resale of common stock received by the selling stockholders in connection with the acquisition by Jabil of GET Manufacturing, Inc. ("GET") in September 1999. Selling stockholders are required to deliver a copy of this prospectus in connection with any sale of shares.

Q. ARE THE SELLING STOCKHOLDERS REQUIRED TO SELL THEIR SHARES OF JABIL COMMON STOCK?

A. No. The selling stockholders are not required to sell their shares of common stock.

Q.       HOW LONG WILL THE SELLING STOCKHOLDERS BE ABLE TO USE THIS PROSPECTUS?

A. Under the terms of a registration rights agreement, Jabil agreed to keep this prospectus effective for a period expiring on the earlier of
         (1) the date on which all of the selling stockholders' shares have been sold or (2) the date on which all such shares are eligible for sale pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). After that, the selling stockholders will no longer be able to use this prospectus to sell their shares.

                                   ABOUT JABIL

         We are one of the leading worldwide independent providers of electronic manufacturing services ("EMS"). We design and manufacture electronic circuit board assemblies and systems for major original equipment manufacturers ("OEMs") in the communications, computer peripherals, personal computer, automotive and consumer products industries. We serve our OEM customers with dedicated work cell business units that combine high volume, highly automated continuous flow manufacturing with advanced electronic design and design for manufacturability technologies. Our customers currently include industry leaders such as Cisco Systems, Inc., Gateway 2000, Inc., Hewlett-Packard Company, Johnson Controls, Inc. and Quantum Corporation. For the fiscal year ended August 31, 1999, we achieved net revenues of approximately $2.0 billion and net income of $91.5 million.

         Subsequent to August 31, 1999, we completed two business combinations. On September 1, 1999, we purchased EFTC Services, Inc., (the "EFTC Acquisition") an electronic product service and repair business. Operating as Jabil Global Services, Inc., we will continue to offer repair and warranty services for existing and future customers from our hub-based operations in Memphis, Tennessee; Louisville, Kentucky; and Tampa, Florida. The acquisition will be recorded as a purchase.

         On September 13, 1999, we completed a merger with GET Manufacturing, Inc., (the "GET Merger") a China-based electronics manufacturing services provider. We believe that the acquisition establishes Jabil as a leading EMS provider in China. The operations currently service customers in the computer peripherals, medical instruments, telephony, set-top box and consumer market industries. The transaction will be accounted for as a pooling of interests and, accordingly, our historical consolidated financial statements presented in future reports will be restated to include the accounts and results of operations of GET Manufacturing, Inc.

         The EMS industry has experienced rapid growth over the past several years as an increasing number of OEMs have outsourced their manufacturing requirements. OEMs are turning to outsourcing in order to reduce product cost, achieve accelerated time-to-market and time-to-volume production, access advanced design and manufacturing technologies, improve inventory management and purchasing power, reduce their capital investment in manufacturing facilities, and achieve parallel manufacturing of the same product throughout the world. We believe further growth opportunities exist for EMS providers to penetrate the worldwide electronics markets.

         We offer our customers complete turnkey EMS solutions that are responsive to their outsourcing needs. Our work cell business units are capable of providing:

         -   integrated design and engineering services

         -   component selection, sourcing and procurement

         -   automated assembly

         -   design and implementation of product testing

         -   parallel global production

         -   systems assembly and direct order fulfillment services

         -   repair and warranty services

         We currently conduct our operations in facilities that are located in the United States, China, Italy, Malaysia, Mexico and Scotland. Our parallel global production strategy provides our customers with the benefits of improved supply-chain management, reduced inventory obsolescence, lowered transportation costs and reduced product fulfillment time.

         Our principal executive offices are located at 10560 Ninth Street North, St. Petersburg, Florida 33716, and our telephone number is (727) 577-9749. Our website is located at www.jabil.com. Information contained in our website is not a part of this document.

                           FORWARD-LOOKING STATEMENTS

         We make "forward-looking statements" within the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995 throughout this prospectus and in the documents we incorporate by reference into this prospectus. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate," "plan" and "continue" or similar words. We have based these statements on our current expectations about future events. Although we believe that our expectations reflected in or suggested by our forward-looking statements are reasonable, we cannot assure you that these expectations will be achieved. Our actual results may differ materially from what we currently expect. Important factors which could cause our actual results to differ materially from the forward-looking statements in this prospectus or in the documents that we incorporate by reference into this prospectus are set forth in the "Risk Factors" section of this prospectus, and elsewhere in this prospectus and in the documents that we incorporate by reference into this prospectus.

         You should read this prospectus and the documents that we incorporate by reference into this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We may not update these forward-looking statements, even though our situation will change in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

                                  RISK FACTORS

      Before you invest in our common stock, you should be aware that the occurrence of any of the events described in this risk factor section and elsewhere in this prospectus could have a material adverse effect on our business, financial condition and results of operations. You should carefully consider these risk factors, together with all of the other information included in this prospectus and in documents we incorporate by reference before you decide to purchase the common stock. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions in the "Where You Can Find More Information" section of this prospectus.

OUR OPERATING RESULTS MAY FLUCTUATE

      Our annual and quarterly operating results are affected by a number of factors, including:

      -    the level and timing of customer orders

      - the composition of the costs of sales between materials and labor and manufacturing overhead

      -    price competition

      -    our level of experience in manufacturing a particular product

      -    the degree of automation used in our assembly process

      - the efficiencies achieved by us in managing inventories and fixed assets

      -    fluctuations in materials costs and availability of materials

      - the timing of expenditures in anticipation of increased sales, customer product delivery requirements and shortages of components or labor

The volume and timing of orders placed by our customers vary due to variation in demand for our customers' products, our customers' inventory management, new product introductions and manufacturing strategy changes, and consolidations among our customers. In the past, changes in customer orders have had a significant effect on our results of operations due to corresponding changes in the level of overhead absorption. Any one or a combination of these factors could adversely affect our annual and quarterly results of operations in the future.

WE DEPEND ON A LIMITED NUMBER OF CUSTOMERS

      For the fiscal year ended August 31, 1999, our three largest customers accounted for approximately 52.0% of our net revenue and fewer than 20 customers accounted for all of our net revenue. For the fiscal year ended August 31, 1999, Hewlett-Packard Company and Cisco Systems, Inc. accounted for approximately 25.0% and 20.0% of net revenue, respectively. We are dependent upon the continued growth, viability and financial stability of our customers whose industries have experienced rapid technological change, short product life cycles, consolidation, and pricing and margin pressures. We expect to continue to depend upon a relatively small number of customers for a significant percentage of our net revenue. A significant reduction in sales to any of our customers, or a customer exerting significant pricing and margin pressures on us, would have a material adverse effect on our results of operations. In the past, some of our customers have terminated their manufacturing arrangements with us or have significantly reduced or delayed the volume of manufacturing services ordered from us. We cannot assure you that present or future customers will not terminate their manufacturing arrangements with us or significantly change, reduce or delay the amount of manufacturing services ordered from us. If they do, it could have a material adverse effect on our results of operations. In addition, we generate significant accounts receivables in connection with providing manufacturing services to our customers. If one or more of our customers were to become insolvent or otherwise were unable to pay for the manufacturing services provided by us, our operating results and financial condition would be adversely affected.

THE VOLUME AND TIMING OF CUSTOMER SALES MAY VARY

      The volume and timing of sales to our customers may vary due to:

      -   variation in demand for our customers' products

      -   our customers' attempts to manage their inventory

      -   electronic design changes

      -   changes in our customers' manufacturing strategy

      -   acquisitions of or consolidations among customers

Due in part to these factors, most of our customers do not commit to firm production schedules for more than one quarter in advance. Our inability to forecast the level of customer orders with certainty makes it difficult to schedule production and maximize utilization of manufacturing capacity. In the past, we have been required to increase staffing and other expenses in order to meet the anticipated demand of our customers. Anticipated orders from many of our customers have, in the past, failed to materialize or delivery schedules have been deferred as a result of changes in our customers' business needs, thereby adversely affecting our results of operations. On other occasions, our customers have required rapid increases in production, which have placed an excessive burden on our resources. Such customer order fluctuations and deferrals have had a material adverse effect on us in the past, and we cannot assure you that we will not experience such effects in the future.

WE ARE IN A HIGHLY COMPETITIVE INDUSTRY

      The EMS business is highly competitive. We compete against numerous domestic and foreign manufacturers, including SCI Systems, Inc., Solectron

Corporation, Celestica, Inc. and Flextronics International. In addition, we may in the future encounter competition from other large electronic manufacturers that are selling, or may begin to sell, electronic manufacturing services. Most of our competitors have international operations and some have substantially greater manufacturing, financial, research and development, and marketing resources than us. We also face potential competition from the manufacturing operations of our current and potential customers, who are continually evaluating the merits of manufacturing products internally versus the advantages of outsourcing.

OUR RAPID GROWTH MAY BE DIFFICULT TO MANAGE

      We have grown rapidly. Our ability to manage growth effectively will require us to continue to implement and improve our operational, financial and management information systems; continue to develop the management skills of our managers and supervisors; and continue to train, motivate and manage our employees. Our failure to effectively manage growth could have a material adverse effect on our results of operations

WE MAY EXPERIENCE RISKS RELATING TO OUR COMPUTER INTEGRATION

      We are in the process of installing a new Enterprise Resource Planning system that will replace the current Manufacturing Resource Planning system and financial information systems. Any delay in the implementation of these new information systems could result in material adverse consequences, including disruption of operations, loss of information and unanticipated increases in cost. See "- We May Experience Year 2000 Risks."

WE MAY ENCOUNTER DIFFICULTIES WITH ACQUISITIONS

      We cannot assure you that we will be able to successfully integrate the operations and management of our recent acquisitions. Similarly, we cannot assure you that we will be able to consummate or, if consummated, successfully integrate the operations and management of future acquisitions. Acquisitions involve significant risks which could have a material adverse effect on us, including:

      - Financial risks, such as (1) potential liabilities of the acquired businesses; (2) the dilutive effect of the issuance of additional equity securities; (3) the incurrence of additional debt; (4) the financial impact of amortizing goodwill and other intangible assets involved in any acquisitions that are accounted for using the purchase method of accounting; and (5) possible adverse tax and accounting effects.

      - Operating risks, such as (1) the diversion of management's attention to the assimilation of the businesses to be acquired; (2) the risk that the acquired businesses will fail to maintain the quality of services that we have historically provided; (3) the need to implement financial and other systems and add management resources;
          (4) the risk that key employees of the acquired businesses will leave after the acquisition; and (5) unforeseen difficulties in the acquired operations.

THE AVAILABILITY OF THE MANUFACTURING COMPONENTS WE NEED MAY BE LIMITED

      Substantially all of our net revenue is derived from turnkey manufacturing in which we provide materials procurement. While most of our significant long-term customer contracts permit quarterly or other periodic adjustments to pricing based on decreases and increases in component prices and other factors, we typically bear the risk of component price increases that occur between any such repricings or, if such repricing is not permitted, during the balance of the term of the particular customer contract. Accordingly, certain component price increases could adversely affect our gross profit margins. Almost all of the products we manufacture require one or more components that are available from only a single source. Some of these components are allocated from time to time in response to supply shortages. In some cases, supply shortages will substantially curtail production of all assemblies using a particular component. In addition, at various times industry wide shortages of electronic components have occurred, particularly of memory and logic devices. Such circumstances have produced significant levels of short-term interruption of our operations, and may have a material adverse effect on our results of operations in the future.

OUR INTERNATIONAL OPERATIONS MAY BE SUBJECT TO CERTAIN RISKS

      We derived 33.0% of our revenues from international operations in fiscal year 1999. We currently operate outside the United States in Bergamo, Italy; Penang, Malaysia; Guadalajara and Tijuana, Mexico; Shenzhen, Dan Shui and Panyu, China; and Livingston, Scotland. Our international operations may be subject to a number of risks, including:

      -  difficulties in staffing and managing foreign operations

      -  political and economic instability

      -  unexpected changes in regulatory requirements and laws

      - longer customer payment cycles and difficulty collecting accounts receivable

      -  export duties, import controls and trade barriers (including quotas)

      - governmental restrictions on the transfer of funds to us from our operations outside the United States

      - burdens of complying with a wide variety of foreign laws and labor practices

      - fluctuations in currency exchange rates, which could affect local payroll, utility and other expenses

      - inability to utilize net-operating losses incurred by our foreign operations to reduce our U.S. income taxes

      In our experience, entry into new international markets requires considerable management time as well as start-up expenses for market development, hiring and establishing office facilities before any significant revenues are generated. As a result, initial operations in a new market may operate at low margins or may be unprofitable.

WE DEPEND ON KEY PERSONNEL

      Our continued success depends largely on the efforts and skills of our key managerial and technical employees. The loss of the services of certain of these key employees or an inability to attract or retain qualified employees could have a material adverse effect on us. We do not have employment agreements or noncompetition agreements with our key employees.

WE MAY EXPERIENCE YEAR 2000 RISKS

      Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000. We are actively taking steps to ensure that our global information technology infrastructure and business system applications, manufacturing equipment and systems will be Year 2000 compliant. We are also seeking adequate assurances of Year 2000 compliance from our suppliers, customers, and other third parties with whom we conduct business. We have spent approximately $1.5 million to date, and intend to spend an additional $200,000 by December 31, 1999, to address any Year 2000 issues. However, we cannot assure you that our efforts are appropriate, adequate or complete. Based on our assessment of Year 2000 issues, we may face the following concerns:

      - We believe our current legacy computer systems are Year 2000 compliant, and we are in the process of replacing them with a new Enterprise Resource Planning system, which we believe is also Year 2000 compliant. As a result of our acquisition efforts, we now foresee a continuing effort to integrate and consolidate acquired systems into our Enterprise Resource Planning System. This process will continue throughout calendar 2000. Any significant failure of these systems could have a material adverse effect on our financial position, results of operations and cash flows.

      - We have made recent acquisitions and plan to continue to pursue additional acquisitions. In this regard, we may acquire a business with a significant risk from Year 2000 issues.

      - Our business operations utilize an electronic commerce system/electronic data interchange with suppliers and customers to implement a variety of supply chain management programs. While we are actively seeking assurances of Year 2000 compliance from our suppliers and customers, the failure by any one of these third parties to address Year 2000 issues could result in our temporary inability to process these supply chain management programs with such third parties.

      As a result of these Year 2000 issues, we may suffer the following consequences:

      - We may experience a significant number of operational inconveniences and inefficiencies that may divert our time, attention and financial and human resources from our ordinary business activities.

      - We may suffer serious system failures that may require significant efforts by us or our suppliers, customers, and other third parties, to prevent or alleviate material business disruptions.

      - We may experience a significant loss of revenues or incur a significant amount of unanticipated expenses.

WE MUST MAINTAIN OUR TECHNOLOGICAL AND MANUFACTURING PROCESS EXPERTISE

      The market for our manufacturing services is characterized by rapidly changing technology and continuing process development. We are continually evaluating the advantages and feasibility of new manufacturing processes. We believe that our future success will depend upon our ability to develop and provide manufacturing services which meet our customers' changing needs, maintain technological leadership, and successfully anticipate or respond to technological changes in manufacturing processes on a cost-effective and timely basis. We cannot assure you that our process development efforts will be successful.

WE ARE SUBJECT TO A VARIETY OF ENVIRONMENTAL LAW COMPLIANCE RESPONSIBILITIES

      We are subject to a variety of federal, state, local and foreign environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process. If we fail to comply with any present and future regulations, we could be subject to future liabilities or the suspension of production. In addition, such regulations could restrict our ability to expand our facilities or could require us to acquire costly equipment, or to incur other significant expenses to comply with environmental regulations.

CERTAIN EXISTING STOCKHOLDERS WILL HAVE SIGNIFICANT CONTROL OVER THE COMPANY

      Our executive officers, directors and principal stockholders and their affiliates collectively and beneficially own 30.7% of our outstanding common stock of which William D. Morean beneficially owns 25.4%. As a result, our executive officers, directors, principal stockholders and their affiliates have significant influence over (1) the election of our Board of Directors,
(2) the approval or disapproval of any other matters requiring stockholder approval, and (3) the affairs and policies of Jabil.

OUR STOCK PRICE MAY BE VOLATILE

      Our common stock is traded on the New York Stock Exchange. The market price of our common stock has fluctuated substantially in the past and could fluctuate substantially in the future, based on a variety of factors, including future announcements covering us or our key customers or competitors, government regulations, litigation, changes in earnings estimates by analysts, fluctuations in quarterly operating results, or general conditions in the contract manufacturing, communications, computer peripherals, personal computer, automotive or consumer products industries. Furthermore, stock prices for many companies, and high technology companies in particular, fluctuate widely for reasons that may be unrelated to their operating results. Those fluctuations and general economic, political and market conditions, such as recessions or international currency fluctuations and demand for our services, may adversely affect the market price of our common stock.

OUR CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW MAY HAVE CERTAIN ANTI-TAKEOVER EFFECTS

      The Coporation Law of the State of Delaware and our certificate of incorporation and bylaws each contain provisions which may, in effect, discourage, delay or prevent a change of control of Jabil or unsolicited acquisition proposals from taking place.

WE ARE SENSITIVE TO CHANGES IN INTEREST RATES

      We pay interest on outstanding borrowings under our $225.0 million revolving credit facility at interest rates that fluctuate based upon changes in various base interest rates. As of August 31, 1999, we did not have outstanding borrowings under our revolving credit facility. An adverse change in the base rates upon which our interest rate is determined could have a material adverse effect on our financial position, results of operations and cash flows.

                              SELLING STOCKHOLDERS

         The selling stockholders listed below received their shares of Jabil common stock in connection with the acquisition by Jabil of GET, whereby the selling stockholders exchanged their shares of GET for shares of Jabil.

         Except as described in the table, none of the selling stockholders has held any position or office or had a material relationship with Jabil or any of its affiliates within the past three years other than as a result of the ownership of Jabil's common stock. The information is "as of" the date of this prospectus but may be amended or supplemented after this date.


                                                            Shares Which May        Shares Beneficially Owned
                                               Shares       Be Sold Pursuant             After Offering
                                            Beneficially        To This           ---------------------------
            Selling Stockholder             Owned (1)(2)   Prospectus (2)(3)         Number          Percent
            -------------------             -------------  ------------------     -----------    ------------

Samuel Fang Shin                                 2,040             2,040               -0-             *
Warley Investments Limited                     550,474           550,474               -0-             *
Calver Investments Limited                   1,959,275         1,959,275               -0-             *
Broomfleet Investments Limited                 522,690           522,690               -0-             *
Tilney Investments Limited                     267,247           267,247               -0-             *
Ho Pak Hay                                      70,049(4)         36,990             33,059(4)         *
Activated Communications Limited
Partnership                                    354,333           354,333               -0-             *
Bexley Enterprise Limited                      203,150           203,150               -0-             *
Callbooth Limited                              685,196           685,196               -0-             *
East Asia Properties Limited                   118,110           118,110               -0-             *
Edward Baumann Collins                          40,157            40,157               -0-             *
Hung Kai Wing                                    8,503(5)          4,251              4,252(5)         *
James R. McManus                                70,866            70,866               -0-             *
Joseph P. Brown                                  5,669             5,669               -0-             *
John Constantine                                 2,834             2,834               -0-             *
Leung Chi Ming, Raymond                         12,224            12,224               -0-             *
Leung Yuet Han, Winnie                          15,554(6)          3,011             12,543(6)         *
Loong Sai Ying, Max                             30,118            30,118               -0-             *
Mak Kam Chuen                                   12,047(7)          3,543              8,504(7)         *
Promars Holdings Limited                        30,118            30,118               -0-             *
Tsang Wing Kwong, Simon                          9,673(8)          1,417              8,256(8)         *
Wong Kin Fai                                    17,857(9)          5,314             12,543(9)         *
Upgrade Inc.                                    55,047            55,047               -0-             *
E. Bulkeley Griswold                            30,118            30,118               -0-             *
L&L Capital Partners, LLC                        3,543             3,543               -0-             *
Edward John Hayes                               49,015            49,015               -0-             *
Godfrey Fong                                    10,629            10,629               -0-             *
James Richard Buckley                           23,031            23,031               -0-             *
Gary C. Puckett                                 17,716            17,716               -0-             *
Jeff Bloch                                       8,858             8,858               -0-             *
Linardo Lopez                                    1,846             1,846               -0-             *
Ernst Gemassmer                                  1,174             1,174               -0-             *
Banbury Enterprises Ltd.                         5,905             5,905               -0-             *
Kevin Tang Chiu Fung                             3,543             3,543               -0-             *
Peter Mohrhardt                                    177               177               -0-             *
Barbara Kusa                                        88                88               -0-             *
John Zimmerman                                   4,429             4,429               -0-             *


----------------------

* less than 1%.

(1) Includes any shares as to which the individual has sole or shares voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

(2)    See "Plan of Distribution."

(3) 10% of the shares are held by an escrow agent pursuant to the terms of an Escrow Agreement entered into in connection with the acquisition by Jabil of GET.

(4)    Includes 33,059 shares subject to options.

(5)    Includes 4,252 shares subject to options.

(6)    Includes 12,543 shares subject to options.

(7)    Includes 8,504 shares subject to options.

(8)    Includes 8,256 shares subject to options.

(9)    Includes 12,543 shares subject to options.

                              PLAN OF DISTRIBUTION

         The common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders, including in one or more of the following transactions:

         -    on the New York Stock Exchange;

         -    in transactions other than on the New York Stock Exchange;

         -    in connection with short sales;

         -    by pledge to secure debts and other obligations;

         - in connection with the writing of options, in hedge transactions, and in settlement of other transactions in standardized or over-the-counter options;

         -    in a combination of any of the above transactions; or

         - pursuant to Rule 144 under the Securities Act, assuming the availability of an exemption from registration.

         The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to prevailing market prices, at negotiated prices, or at fixed prices.

         Broker-dealers that are used to sell shares will either receive discounts or commissions from the selling stockholders, or will receive commissions from the purchasers for whom they acted as agents.

         The sale of common stock by the selling stockholders is subject to compliance by the selling stockholders with certain contractual restrictions with Jabil including certain restrictions contained in a registration rights agreement between Jabil and the selling stockholders. There can be no assurance that the selling stockholders will sell all or any of the common stock.

         Jabil has agreed to keep this prospectus effective for a period expiring on the earlier of (1) the date on which all of the selling stockholders' shares have been sold or (2) the date on which all such shares are eligible for sale pursuant to Rule 144 under the Securities Act. Jabil intends to deregister any of the common stock not sold by the selling stockholders immediately after the expiration of such period.

         Jabil and the selling stockholders have agreed to customary indemnification obligations with respect to the sale of common stock by use of this prospectus.

                                  LEGAL MATTERS

      Certain legal matters with respect to the validity of the shares offered hereby will be passed upon for Jabil by Holland & Knight LLP, Tampa, Florida.

                                     EXPERTS

      The consolidated financial statements of Jabil as of August 31, 1999 and 1998 and for each of the years in the three-year period ended August 31, 1999, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Those reports, proxy statements and other information may be obtained:

      - At the Public Reference Room of the SEC, Room 1024-Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

      - At the public reference facilities at the SEC's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 or Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661;

      - From the SEC, Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

      - At the offices of The New York Stock Exchange, 20 Broad Street, New York, New York 10005; and

      - From the Internet site maintained by the SEC at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

      Some locations may charge prescribed or modest fees for copies.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents:

         - Annual Report on Form 10-K for the year ended August 31, 1999 (including information specifically incorporated by reference into our Form 10-K from our definitive Proxy Statement).

         -   Current Report on Form 8-K filed with the SEC on September
             28th, 1999, as amended on November 29, 1999 and December 10, 1999.

         - The description of Jabil's common stock contained in Jabil's registration statement on Form 8-A dated March 3, 1993, filed pursuant to Section 12(g) of the Securities and Exchange Act of 1934.

         - All documents subsequently filed by Jabil pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such documents.


         On request we will provide at no cost to each person, including any beneficial owner who receives a copy of this prospectus, a copy of any or all of the documents incorporated in this prospectus by reference. We will not provide exhibits to any of such documents, however, unless such exhibits are specifically incorporated by reference into those documents. Written or telephone requests for such copies should be addressed to Jabil's principal executive offices, attention: Beth A. Walters, Vice President - Communications, 10560 Ninth Street North, St. Petersburg, Florida 33716, telephone number (727) 577-9749.

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                                5,124,146 SHARES



                               JABIL CIRCUIT, INC.





                                  COMMON STOCK






                          ----------------------------


                                   PROSPECTUS


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                               DECEMBER 17, 1999

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